UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2015

Commission File Number: 333-204175

RESAAS Services Inc.

(Translation of registrant’s name into English)

#303 – 55 Water Street

Vancouver, British Columbia, Canada V6B 1A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT LIST

Exhibits	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2015 and 2014
99.2	Amended and Refiled Interim Consolidated Financial Statements for the Three Months ended September 30, 2015
99.3	Certification of the Chief Executive Officer - Form 52-109F2R Certification of Refiled Interim Filings Full Certificate
99.4	Certification of the Chief Financial Officer - Form 52-109F2R Certification of Refiled Interim Filings Full Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS Services Inc. (Registrant)

Date: December 8, 2015	By:	/s/ Cam Shippit

Cam Shippit Chief Financial Officer